

August 19, 2011

Via E-mail
David Dreslin
Chief Executive Officer
Mascot Properties, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

> **Re:** **Mascot Properties, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 10, 2011**
> **File No. 333-174445**

Dear Mr. Dreslin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your website, www.MascotUniversityHousing.com, has been suspended as of the date of this letter. Please revise the prospectus to remove the references to your website or advise.

2. We note your response to comment 6 in our letter dated July 29, 2011. Given your response, please revise the prospectus to clearly identify Mr. Dreslin as your founder and state, if true, that Mr. Dreslin has received nothing of value from the company since inception. We note that Mr. Dreslin is the beneficial owner of 80,004,000 shares in the company.

Exhibit 5.1

3.   Please note that counsel may not limit the legality opinion to only statutory law. Please have counsel revise the opinion to opine upon the applicable statutory provisions, any applicable rules and regulations underlying those provisions, and applicable judicial and regulatory determinations for the state of Nevada.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Lucosky Brookman LLP
        Via E-Mail